Exhibit 4.1

ChatChing Inc.

Employee/Consultant Benefit Plan

1. Purpose. The purpose of this Employee/Consultant Benefit Plan (the “Plan”) is to provide for compensation for Consultants from ChatChing Inc., a Florida corporation (the “Company”);Consultant who provides certain services in furtherance of the business plan of ChatChing as specified in this Plan and in the Company’s Registration Statement to be filed on Form 10 with the Securities and Exchange Commission.

2. Points Subject to the Plan. The Points to be offered under the Plan will be issued to Qualified Consultants as defined in Section 6, at times and in amounts as described in Section 7. The total number of Points that may be issued under the Plan is not limited. Validly issued Points will not expire or terminate, except when and to the extent used in an Allocation or as provided in Section 10.

3. Compensation Subject to the Plan.

3.1 Plan Shares.  Subject to adjustment as provided below and in Section 10, and only if and when all conditions of Section 11 of the Plan are satisfied, the shares to be offered under the Plan (the “Plan Shares”) shall consist of common stock of the Company (“Common Stock”), and the total number of Plan Shares that may be issued under the Plan shall be 400,000,000 shares. The Plan Shares shall be issued to Qualified Consultants in exchange for Points, one Plan Share for one Point, in a series of allocation processes (each, an “Allocation”).

3.2 Compensation to Consultants.

A.  All Consultants will receive the following compensation:  Points may be used in the online point store where members will be able to purchase premium listing that promote their ChatChing network and encourage others to enroll in their network.  Inclusion in the featured Network leaser section will initially cost 5,000 points for 7 days.  Additionally the ability to post messages to ChatChing networks will be able to be purchased at the cost of 5,000 points to post a message to all network members at your tier of the networks that you are part of or 10,000 points for all network members that are part of the members ChatChing network and those networks below extending down five down levels.

B.  Compensation If and When Shares of Common Stock, called Plan Shares, may be issued under the Plan:  All Consultants will have the additional option to elect to apply points to the acquisition of Plan Shares if and when Plan Shares can be issued under the Plan.  Until then:  The Company may not offer and sell these securities until a registration statement is filed with the Securities and Exchange Commission and becomes effective. Nothing herein or in the Plan constitutes an offer to sell these securities and the Company is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4. Effective Date and Duration of Plan.

4.1 Effective Date. The Plan shall become effective as of _________, 2011. Points may be issued under the Plan at any time after the effective date and before termination of the Plan.

4.2 Duration. The Plan shall continue in effect until the earlier of (a) such time as the Plan is terminated by the Board of Directors, or (b) the commencement of the final Allocation as described in Section 9. The Board of Directors may suspend or terminate the Plan at any time except with respect to Points then outstanding under the Plan. Notice of any such suspension or termination will be provided on the Site. Termination shall not affect any outstanding Points issued under the Plan.

5. Administration.

5.1 Board of Directors. The Plan shall be administered by the Board of Directors of the Company. Subject to the provisions of the Plan, the Board of Directors may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, waive or modify any condition or restriction applicable to Points (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, and the Board of Directors shall be the sole and final judge of such expediency.

5.2 Committee. The Board of Directors may delegate to any committee of the Board of Directors (the “Committee”) any or all authority for administration of the Plan.  If authority is delegated to the Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 4.2 and 12.

6. Qualified Consultants. A “Qualified Consultant” is a legally competent individual that is a legal resident of a jurisdiction in which the Board of Directors has determined that residents may lawfully be Consultants to the Company and receive the compensation as specified in this Plan, and that has met the other requirements of this Section and such other requirements as are determined by the Board of Directors. A Qualified Consultant must register online with the Site; indicate that he or she desires to become a Consultant; provide all information requested by the Site, including name, age, date of birth, and address; and certify that he or she has received a current copy all information required to be delivered to Consultant, as available through and specified on the Site.  The Consultant must electronically execute the Consulting Agreement as specified on the Site.  All such information provided by Consultant must be true and correct. A Consultant who provides false information or who uses abusive procedures to earn Points, as determined by the Board of Directors, or who takes any action in violation of Section 8 or any other provision of the Plan, will at the option of the Board of Directors cease being a Qualified Consultant and may forfeit Points previously earned.  Abusive procedures include, without limitation, (a) the use of bots or other automated procedures to generate activities to earn Points, and (b) having more than one Consultant profile or using another Consultant’s profile to generate Points.

7. Awards of Points. Points will be issued by the Company only to Qualified Consultants, based on the Qualified Consultant’s daily activities on the Site and on certain activities on the Site by themselves or others as specified in the Plan  for no cash payment. The Site will display a Qualified Consultant’s total points on a “Points Counter”. The Points Counter will be updated daily. In the event of any discrepancy between the Points Counter and the Company’s records of a Qualified Consultant’s Points, the Company’s records will control.  Exhibit A shows the number of Points that the Company will issue for services rendered by the Qualified Consultant under the Consulting Agreement and this Plan. Exhibit A may be amended by the Board of Directors from time to time, and will apply to Points issued after any such amendment.

8. Nontransferability. Points are nonassignable and nontransferable, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the Qualified Consultant’s domicile at the time of death (a “Permitted Transfer”). Any attempt by a Qualified Consultant to assign, transfer, pledge, hypothecate, mortgage, grant a security interest in, sell, lease, or otherwise dispose of, any Points, other than by a Permitted Transfer, shall be null and void and of no force or effect whatsoever, and may at the election of the Board of Directors result in the forfeiture of such Points. Points are personal and may not be used by anyone other than the Qualified Consultant to whom such Points were issued.

9. Allocations of Common Stock. Subject to the conditions of the Plan, and if an when the Company can legally pay compensation under the Consulting Agreement and the Plan under all applicable laws, as determined by the Board of Directors, and if the Consultant elects to be compensated in Plan Shares rather than other forms of compensation available under the Consulting Agreement and the Plan, the Company will conduct 20 or more Allocations of Plan Shares to such Qualified Consultants. In each Allocation, participating Qualified Consultants who satisfy the Vesting Condition as defined below will be entitled to exchange Points for Plan Shares.  Each of the first 20 Allocations will offer 20,000,000 Plan Shares to Qualified Consultants (“Allocation Shares”).

9.1 Commencement of Allocations. The initial Allocation will be commenced within 90 days following the time when the number of the Company’s Qualified Consultants first exceeds one million. Allocations after the initial Allocation will be commenced within 90 days following the end of every calendar quarter thereafter, if within such quarter (an “Allocation Quarter”) the total number of Qualified Consultants has increased to at least one million more than the Prior Minimum, until a total of 20 Allocations have been completed. “Prior Minimum” means the minimum number of Qualified Consultants required for the immediately preceding Allocation.

9.2 Allocation Process. The first Allocation shall commence with notice from the Company (an “Allocation Notice”) to the first one million Qualified Consultants. Subsequent Allocations shall commence with an Allocation Notice to all Qualified Consultants as of the last day of the Allocation Quarter. Allocation Notices shall be given during the 90 days referred to in Section 9.1, by email or through the Qualified Consultant’s Site login. To be qualified to acquire Plan Shares in an Allocation, each Qualified Consultant will be required to provide and validate certain personal identifying information and to confirm the Qualified Consultant’s intent that his or her Points participate in the Allocation, within the time periods established by the Company and communicated to Qualified Consultants. Qualified Consultants who have provided and verified such information, and been approved by the Company, are referred to as “Validated Consultants.”

The number of Allocation Shares each Validated Consultant will be eligible to acquire will be the Validated Consultant’s pro rata portion of the Allocation Shares, based on the ratio of the number of the Qualifying Consultant’s Points to the aggregate number of Points of all Qualified Consultants participating in that Allocation. No cash payment will be required for Offered Shares issued to Validated Consultants, other than a reasonable fulfillment fee as determined by the Board of Directors. No Validated Consultant shall have any rights as a shareholder, by virtue of any Allocation, until the date, if any, that such Validated Consultant becomes the holder of record of those shares. Points held by Qualified Consultants eligible to participate in an Allocation who fail or elect not to become a Validated Consultant will be cancelled.

9.3 No Fractional Shares. No fractional shares shall be issued in connection with any Allocation, and any fractional shares that would otherwise result from any Allocation may be disregarded or provided for in any manner determined by the Board of Directors. Any such determination by the Board of Directors shall be conclusive. Points otherwise exchangeable for such fractional shares will be retained by the Qualified Consultant.

9.4 Vesting Condition. In each Allocation, a Validated Consultant’s award of Allocation Shares will be contingent on a vesting requirement that in the 12 months beginning with the Company’s Allocation Notice (“Vesting Period”) the Validated Consultant earn additional Points equal to or greater in number than the number of the Validated Consultant’s Points participating in that Allocation (“Vesting Condition”).

(a) Shares will be issued within 90 days after the end of the Vesting Period to Validated Consultants who satisfied the Vesting Condition. If a Validated Consultant does not satisfy the Vesting Condition, no Plan Shares will be issued in that Allocation to that Validated Consultant, and the Validated Consultant’s Points that participated in that Allocation will be cancelled.  Plan Shares not issued to any Validated Consultant because the Vesting Condition was not satisfied (“Unvested Shares”) will not be issued in that Allocation.

(b) Any change made to Exhibit A during the Vesting Period of an Allocation, pursuant to Section 7, which will reduce the number of Points earned for one or more activities, will not be applicable during such Vesting Period to Qualified Consultants participating in such Allocation.

9.5 Unvested Shares. In the event that there are Unvested Shares after the first 20 Allocations, one or more additional Allocations will be conducted under the above provisions of this Section 9, for not more than 20,000,000 Plan Shares per Allocation and until all Unvested Shares shall have been issued.  If after any of such Allocations there remain less than 1,000,000 Unvested Shares, then no further Allocations shall be conducted.

10. Changes in Capital Structure.

10.1 Stock Splits, Stock Dividends. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall be made by the Board of Directors in the number of unissued Plan Shares and in the number of Allocation Shares. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

10.2 Mergers, Reorganizations, Etc. In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company (each, a “Transaction”), the Board of Directors shall, in its sole discretion and to the extent possible under the structure of the Transaction, select one or more of the following alternatives for treating the Plan and outstanding Points under the Plan:

(a) Some or all outstanding Points shall remain in effect in accordance with their terms.

(b) Some or all outstanding Points shall be converted into Points to acquire stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction. The number and type of securities subject thereto shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction.

(c) The Plan shall continue, provided that Points issued after the closing of the Transaction will be exchangeable, pursuant to the Plan, for stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction. The number and type of securities subject thereto shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction.

(d) The Plan shall be terminated and all outstanding Points cancelled.

10.3 Dissolution of the Company. In the event of the dissolution of the Company, Points shall be treated in accordance with Section 10.2(d).

10.4 Additional Shares. The Company is not restricted by this Plan in any way from issuing additional shares of its Common Stock or any other equity or debt securities.

11. Conditions to Issuance of Shares. Plan Shares shall not be issued under the Plan unless such issuance shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, applicable laws of foreign countries and other jurisdictions and the requirements of any quotation service or stock exchange on which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain, from any regulatory body having jurisdiction, the authority deemed by the Company’s counsel to be necessary for the lawful issuance and sale of any Plan Shares hereunder or the unavailability of registration or an exemption from registration for the issuance and sale of any Plan Shares hereunder shall relieve the Company of any obligation hereunder and any liability for the failure to issue or sell any such Plan Shares.

12. Amendment of the Plan. The Board of Directors may at any time modify or amend the Plan in any respect, and will give reasonable notice of any such modification or amendment to Qualified Consultants through the Site. The Plan may only be modified in writing.

13. Rights as a Shareholder. The recipient of any Points under the Plan shall have no rights as a shareholder, by virtue of such Points, with respect to any shares of Common Stock until the date, if any, that such recipient becomes the holder of record of those shares.

14. Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

15. Entire Plan. The Plan, including any exhibits hereto, constitutes the complete and entire plan and commitment of the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings and commitments of the Company, both written and oral, with respect to its subject matter.

The Plan was adopted by the Board of Directors on _____________, 2011.

EXHIBIT A

Business Development or Promotional Service	Points Awarded	Frequency Limit

Post invite Link to Major Social Network Site
Post an Invite to recognized Social Networking site	100	Once per Site per Month

Post a link on other web site acceptable to ChatChing.com. We reserve the right to disqualify sites with limited user traffic and for other reasons.	10	Ten per Month

Email Invites	1	Once Per Email Address

Accepted Invite Users Provides Basic Profile Data	100	No Limit

Points Awarded for User Activity
Complete Profile All Basic Data	100
100% complete profile	100
Upload Photo	5	5 Per Day
Update Status	1	3 Times a Day
Post a Comment to Wall, Status, Blog, Photo, Album, Forum	2	Once Per Profile Page
Tag a Photo	3	Once Per Photo
Add Friend	5	25 per month
Establish Special Friend Relationship	25	10 Lifetime
Send Message	1	5 Per Day / One Per Profile Contacted

Points Earned from Other Users' Activity on your content
View to Users' profile	2	5 Per Day - Once per profile
Receive a comment to Wall or Post	2	5 Per Day - Once per profile
Posted comment to one of your posts	2	5 Per Day - Once per profile
Receive Message	1	5 Per Day - Once per profile
Views and Users Photoalbum	2	5 Per Day - Once per profile

Points from Activities by Invitees.   A new User that joins the Site through the invitation of a Qualified User becomes a “Network Member” of the Qualified User that invited the User. At such time as that Network Member becomes a Qualified User, the inviting Qualified User will receive credit on an ongoing basis for 50% of the Points earned by such Network Member, including Points earned by the Network Member from its own Network Members. In the event a new User has received invites from multiple Qualified Users, (1) the inviting Qualified Users will receive credit in the aggregate, on an ongoing basis, for 50% of the Points earned by such Network Member after the Network Member becomes a Qualified User, and (2) such Points allocated to the inviting Qualified Users will be divided equally among the inviting Qualified Users.  In the event of a member being on multiple ChatChing networks, Invitee points will be split equally amongst each ChatChing Network they are part of.  (Example: if a member or your ChatChing Network earns 400 Points and they are on three ChatChing Networks each of those networks would receive [400*67%/3] 100 Points.